
We are creating Influenzer, the new and exciting lifestyle gaming platform which is even more futuristic than Roblox
backed by Google Play
DANISH SINHA
FOUNDER
Awards
Best Causal Game
INDIA GAME DEVELOPER CONFERENCE 2021 NOMINEE
Best Social Game
FINANCIAL EXPRESS GAME AWARDS WINNER
Best Mobile Game
INDIE CLASH 3RD PRIZE
Featured In
Bloomberg
THE WEEK
Business Standard
YOURSTORY

PITCH VIDEO INVESTOR PANEL

INVEST IN 🎮 GAMESTACY

🏆 Award-winning & Google-backed women-focused gaming metaverse!

LEAD INVESTOR



Sanjay Kumar Director, Gamestacy

I have been delighted to invest in Gamestacy and this investment is being driven by my confidence in Danish and his ability to drive the development of this social gaming platform. I have known Danish from his younger days in engineering school and he always seemed very driven and committed to his ideas. His successful selection in Entrepreneur First of Singapore was a toast or a confirmation of his abilities. In developing the Influenzer gaming platform Danish has remained steadfastly focused on the cause over the last 2 years. He has motivated his team to use modern tools and tracking their efficiency and performance and has continually innovated on the products as its development progressed. Danish and the team at Gamestacy display great commitment, passion, and desire for success which can be seen in the quality of work that they deliver and the innovative ideas that they bring together in building a gaming platform which will probably be one of the best that the gaming world would have seen in a long time. The focus of the team on building platforms for tomorrow is what impresses me and the fact that the gaming platform is probably far more inclusive than any other gaming solution to date. This will definitely set it apart as one of a kind gaming solution and that is being the reason for my investment in this company and it is also borne out by Gamestacy being selected by the google launch accelerator as well as the new chip accelerator programs globally. This gives me the confidence that Gamestacy and its gaming platform Influenzer are on the way to make a significant impact in the gaming world, particularly to the audiences that they are targeted to.

Invested $25,000 this round & $125,000 previously

gamestacy.com Delaware OH

Technology Entertainment Software Community Recreation

Highlights

1. 🏫 Backed by Google Games Accelerator
2. 💰 Initial seed of $125k from Sanjay Kumar, Ex-CEO of Elior India & Altran India
3. 🎖 Awarded "Best of" by India Game Developer Conference, Indie Clash, Financial Express
4. 🤝 Featuring opportunity with Google & Jio platform (338 million users!)
5. 💼 Experienced founder from within the gaming industry with VC-backed startup and past exit
6. 👨‍🏫 Renowned Mentors from Zynga, TouchTen, Beamable
7. 🙌 Creating inclusive and toxic-free games to build a better gaming world
8. 🗞 Featured in Business Standard, Bloomberg, YourStory & The Week

Our Team



Danish Sinha CEO

8+ years of experience in the mobile gaming industry. Learned game development from Michigan State and CalArts. Successfully built 20+ games. Previously Co-founded PakkaProfile, a VC-backed startup.

I picked this idea because the gaming landscape is shifting; NewZoo and Google research found that 70% of Gen Z gamers



8+ years of experience in the mobile gaming industry. Learned game development from Michigan State and CalArts. Successfully built 20+ games. Previously Co-founded PakkaProfile, a VC-backed startup.

I picked this idea because the gaming landscape is shifting; NewZoo and Google research found that 70% of Gen Z gamers expect to hang out inside game worlds without playing the main game. Gamers are looking for more non-gaming activities. The best example of this is Roblox's success, We have built something similar for a specific audience.



Ria Kunti Lead Designer

Leading Game Design with over 6+ years of experience in UI/UX and Game Art with Kellog, ITC, Supersike etc. Design lead at Gamestacy managing the design pipeline with 7+ artists and designers.

A new and exciting lifestyle gaming platform which is even more futuristic than Roblox


It's Your Turn To Join The Metaverse. Invest in Gamestacy Today!
You can join the award-winning & Google-backed metaverse, Influenzer- a platform with the potential to become the next Roblox
INVEST NOW
Influenzer

INTRODUCTION - What is Influenzer?

Influenzer is a gaming metaverse launched in 2021. Since then, we've delighted over 72,000 users on our platform


My Purple Bong
12 June 2021
I like this game that I am giving 5 stars
Love Chuy
27 September 2021
1
We can customise our Avtar with this amazing application and can dress up very fast with this amazing application.
Ranjeeta Roy
4 July 2021
3
It's real.... Try this game it's like real Instagram.... Influenzer.. The second version of instagram ....
Nelson Donk
28 September 2021
We can post pictures of food in this application and can get millions of likes and followers with the help of this influenzer application.

Influenzer combines elements of gaming, social networking, and a user-generated marketplace through an all in one platform - users can play any of the fashion games, post their style, and design exciting, new dresses that other users can purchase in-game! Now you too can join this Google-backed and multi-award-winning Startup by investing in Gamestacy today!


Sophie Smith
Items
5000
4500
2500
2000
3000
1500
1200
2500

Gaming Social Network User Generated Content

Key Facts- Reasons To Invest Today

1. 2.4X Better Engagement from Competitors

Our Minimum Viable Product (MVP) in 2019 had a day 30 retention of 9.8%; Game Analytics 2019 report shared that even the best performing games only have a D28 retention rate of 4%.


9.8
4
1
0
MVP
Top Game
Average Game
Below Average Game
D30 Retention

2. Backed by Google Games Accelerator

Influenzer was chosen from 1000s of application


[Indie Games Accelerator 2021] Congratulations Gamestacy Entertainment - You're in!

Vanessa Quake — Sat, Sep 4, 2021, 8:47 PM

to me, ria, Benjamin, Marcus

Congratulations and welcome to the Indie Games Accelerator Class of 2021.

Among the thousands of applications we received, the efforts, achievements, and dedication of your team and your studio stood out. We are thrilled to have you join the Indie Games Accelerator community

are thrilled to have you join the Indie Games Accelerator community.

Entered the status of top Indian Gaming Companies backed by Google Accelerator, like Bombay Play, Play Simple, and All-Star Games.

> **Swedish gaming firm MTG acquires India's PlaySimple for $360 million**
>
> **India's Bombay Play raises $7M for instant mobile games**
>
> **India's All-Star Games raises $1.5 million to make cricket sports games**

3. Endorsed by Top Subject Matter Experts


BEAMABLE

Dev-Partner: Trapper Markelz,
Co-Founder/COO at Beamable

Trapper Markelz · 2nd
Co-Founder / Chief Operating Officer at Beamable / NFT & Crypto Enthusiast / Published Poet
August 5, 2021, Danish was Trapper's client

It's been a pleasure working with Danish on game design, development, and monetization. He's a driven and committed founder, entrepreneur, and game maker. He deeply cares about his team, the games that he makes, and the players that play them.



Advisor: Roki Soeharyo, CEO of TouchTen Games: Created award-winning games for women played by millions in US and Europe.

Roki Soeharyo · 2nd
Cofounder and CEO of Touchten Games

Danish is a top-class entrepreneur who is both technically and commercially savvy. He is a great leader with a keen eye for talent development. I met Danish and the Gamestacy team as a mentor at Google's Indie Games Accelerator. They are one of only a few teams that made it out of hundreds of studios that have applied. In my time as their mentor, I saw firsthand the great progress Danish and the team made in terms of team and product development. That's why I'm glad to continue serving as an advisor to the team.


BEAMABLE

Dev-Partner: Ali El Rhermoul,
Co-Founder/CTO at Beamable

Ali El Rhermoul · 2nd
Co-Founder / CTO at Beamable
August 6, 2021, Danish was Ali's client

Danish is imbued with that rare breed of determination and creativity that characterizes entrepreneurs. It's a delight to work with him in both the highs and the lows of the startup rollercoaster. Based on the way Danish develops Gamestacy products, thinks of his customers, and works with his team, you can't help but root for him and the team!






zynga

Advisor: Angelo Lobo, Ex-Director of Zynga. Designed Farmville 2 and oversaw games across Facebook and mobile with over 1.6 billion installs


BEAMABLE

Dev-Partner: Jon Radoff, CEO of Beamable: 30 top Influential people in the gaming metaverse.

4. Invested by Global Business Leader


elior
altran

Sanjay Kumar: Ex-CEO of Altern & Elior India

Sanjay Kumar · 1st
Promoter Director at Gamestacy
August 3, 2021, Sanjay was Danish's mentor

Danish leads his team by example and is able to build successful partnerships with a cross-section of stakeholders which endears him to them and from which he is able to secure learnings to improve upon his business skills.

I am confident that Gamestacy will be a successful venture and my confidence is borne by the fact that I could bet an investment even when it was an idea. Today Danish has successfully converted the idea into a product which has widespread global interest. I wish him continued success in his mobile gaming venture.



Eric Fung · 1st
Pre-seed Investor | Board Member | Ex-founder
November 19, 2021, Eric was Danish's mentor


BASILICA

Eric Fung: Co-Founder of Basilica and Early Stage Investor

mentor

I currently have the pleasure of both advising and investing in Danish's startup, Gamestacy. I was instantly sold not only because it's a great startup, but because it had an even better founder in Danish. He's hardworking, meticulous, and doesn't stop until he gets the job done (exact qualities you want in a founder). Whether you're reading this as an investor, new gaming partner, or potential client, Danish is the real deal. He'll deliver on his promises.


HORIZON

Rahul Pandit: CEO, Horizon Industrial Parks

Rahul Pandit · 2nd
Chief Executive Officer, Horizon Industrial Parks (a Blackstone Company)
August 5, 2021, Rahul was Danish's mentor

Danish is an innovative entrepreneur with grit and passion. Rooted spiritually, he acknowledges each challenge as an opportunity. I remember when the pandemic hit, he reached out to extraordinary talent across the world from Europe to Pakistan to ensure his products had a competitive edge. His handle on costs, building a talented team and eagle eyed focus on consumer requirements accords him a distinct advantage. Wish him the very best for his continued success!

5. Globally Awarded in Exhibitions

Influenzer has won various awards from multiple global gaming exhibitions


BEST CASUAL GAME
IGDC 2021 NOMINEE
BEST SOCIAL GAME
FINANCIALEXPRESS GAME AWARDS WINNER
BEST MOBILE GAME
INDIE CLASH 3RD PRIZE

6. Founder with successful exit in Gaming Platform

Danish is an experienced entrepreneur with development experience from Michigan State and CalArts. He co-founded PakkaProfile, which got investment from by Entrepreneur First, Java Capital, LetsVenture, and the founder of Notion



Jul 8, 2019

Danish Sinha

Game Design: Art and Concepts

Stemming from the principles of storytelling and design established in CalArts' renowned Animation programs, this Specialization lays a primary foundation for experimentation and exploration of video game design, story, character development, and winning gameplay before programming begins. These four courses emphasize the self-reliance and personal expression of the gaming artist, and encourage you to take conceptual risks and develop new modes of expression and form through gaming. In the final Capstone Project, you'll put your creative skills to work by generating an engaging game design document for a personal game project, outlining the conceptual, narrative and aesthetic elements of your game.

Dariush Derakhshani
Faculty, Character Animation
School of Film/Video

Théotime Vaillant
Instructor, Experimental Animation
School of Film/Video

Fran Krause
Faculty, Character Animation
School of Film/Video



Sep 13, 2016

Danish Sinha

Game Design and Development

The Specialization in Game Design and Development from Michigan State University covers the theoretical and practical foundations of video game production using the Unity 3D game engine. The Specialization is taught by faculty at Michigan State University with over fifty years of combined experience building games and teaching game production. Michigan State University is one of the top-rated game design and development programs in North America. In the specialization you learn to develop a game concept; prototype, test, and iterate on your concept; bring the game to market; and navigate licensing, marketing, and other business considerations.

Brian Winn, MS,
Professor
Casey O'Donnell, Ph.D.,
Associate Professor



YOURSTORY

At the inaugural Indian Investor Day on Monday, August 19, in Bengaluru, EF featured startups from its first Indian cohort. Here are the finalists of the cohort.

PakkaProfile (Bengaluru)

Founded by **Danish Sinha** and **Nagmanjunath Shivakumar**, PakkaProfile is transforming the way companies profile the **blue-collared workforce.** Poor literacy rates among delivery executives and ride-hailing drivers make fitment assessments a challenge for the companies.

> YOURSTORY
>
> PakkaProfile, a game-based assessment and recruitment platform for gig workforce, has raised **seed** round led by **Java Capital**. The round also saw participation from **LetsVenture** and **Akshay Kothari**, COO, Notion. The startup had previously raised pre-seed funding from **Entrepreneur First**.

Gaining Powerful Momentum

In just two years, Gamestacy is setting an industry benchmark for designing gender-inclusive games and leading to a safer and inclusive digital landscape.

> YOURSTORY
>
> **[Product Roadmap] How Gamestacy is helping make games gender, race inclusive**
>
> **"We have built characters that look like you, feel like you, of different demographics and geographies," says Danish.**
>
> **"We want to build millions of users that can play a game and people find a safe space to play and share a game," says Danish. He adds they want people share their gaming moments with one another.**

> THE ECONOMIC TIMES
>
> Gaming firms hire more women to keep pace with changing user base
>
> "Designing games was something not really done by women in the past, which explains all the shooting and killing in older games," Danish Sinha, founder of Gamestacy, told ET. "Now, we want more women to lead our ideas, design, and narrative teams on creating more inclusive games."

Business Model - How does Influenzer make money?

Marketplace Fee

We make money when our creators successfully sell their digital items on our platform. We charge them a percentage of what they make.


Cloud Styles
Lady Red
Shimmers
Barbie Boo

In-App Purchase

Our customers can buy in-game digital currency and season passes which allows them to purchase a variety of exclusive content within the platform


DRESS
SALE
50%
OFF


FREE
BOOST
DAILY GOLD
+200%

Advertisements

We allow brand awareness by showcasing products for different brands that cater to a specific target audience.









H&M JOCKEY ZARA

What other people have to say about us!

Trapper Markelz, COO, Beamable


Trapper Markelz, COO of Beamable
TRAPPER MARKELZ
CO FOUNDER/COO, BEAMABLE
GAMESTACY- DEVELOPMENT PARTNER
Watch on YouTube

Sanjay Kumar, Ex Ceo, Altarn & Elior India


Sanjay Kumar, Promoter Director of Gamestacy
Copy link
SANJAY KUMAR
EX CEO,


ALTARN & ELIOR
INDIA
GAMESTACY-INVESTOR
Watch on YouTube

Roki Soeharyo, CEO, Touchten Games


Roki Soeharyo, CEO of Touchten Games
Copy link
ROKI SOEHARYO
FOUNDER,
TOUCHTEN GAMES
GAMESTACY-ADVISOR
Watch on YouTube

Eric Fung, Co Founder, Basilica


Eric Fung, Investor
Copy link
ERIC FUNG
CO FOUNDER,
BASILICA
GAMESTACY-INVESTOR
Watch on YouTube

Join us in shaping the future of

gaming metaverse

INVEST NOW

Pitch Deck



GAMESTACY is creating
Influenzen
Building a virtual gaming universe for Gen-Z & Y!



Problem
70% of gamers hang out without playing the main game
Gamers are currently hanging out in game worlds and more expected to do so
Expect to hang out in the future in game worlds without playing the main game
70%
63%
52%
Gen Z
Millennials
Gen X
70%
Of Gen Z gamers expect to hang out in game worlds without gaming vs.
52% of Gen X
NewZoo Gaming Insight Report 2020
It is clear younger generation needs a better place to hang out inside games!



Solution
Combining a Social Network and Gaming giving Gen-Z and Y the ultimate place to hang out inside games



Product: Influenzer Social Games Platform

Combining social network, gaming & user-generated content!



Users can create levels & items and share them to earn real money.

Gen Z Favor Genres That Empower Creative Freedom like Sandbox & Battle Royale



Social Network like UI/UX with feed, stories & reels

Young players turn to games to socialize while older gamers play to unwind & relax



10+ Multiplayer Mini-Games to play together

Younger generations are more likely to play multiplayer titles with friends



AI-based recording to share best gaming moment

Over 2/3 of young game enthusiasts both watch and play games



Attend or Host Virtual Events, Get-Together with Family & Friends

70% of Gen Z gamers expect to hang out in game worlds without gaming



Create avatars with body, face and clothes customization

U.S. Gamer want diversity to reflect in games & half of them claim not to play games they felt are not made for them

Early Traction : Beta Launched | Pre-Revenue

Great Publishing Deals and Promising Consumer Behaviour

Signed Deals

Google Play — Selected by Google Accelerator 21

Jio — Signed Deal with Jio 338+ Million Active Users

Lion CPI Test Result

40 Minutes Average Session Length

*Exact average time is 39 minutes 18 seconds

Location



24.5 %
India
14.5 %
USA
10.5 %
Iran
6.0 %
Brazil
3.5 %
Indonesia
41.0 %
Rest of the World

MVP Retention



21%
35%
22%
12%
DAY 1
16%
12%
4%
2%
DAY 7
8%
4%
1%
0%
DAY 30
MVP
Top Game
Average
Below Average

* Benchmark Game Analytics Report

Gender



29.9%
Male
70.1%
Female

Age



18-24
25-34
35-44
45-54
55-64
65+
0%
5%
10%
15%
20%
25%
30%
35%
Female
Male

Market Opportunity



TAM
$175.8 Billion
Global Games Market
SAM
$77.7 Billion
Mobile Gaming Industry
SOM

Gaming Industry expected to be a $300 Billion industry by 2030

Mobile Gaming Industry produced 77.7 Billion in 2020

2.7 Billion people play mobile games Around the world


SOM
$19.42 Billion
Young Women Mobile Gaming Market

Tremendous Growth Rate
13.3% YOY Increase

Competitive Advantage: Platform

	Influenzer	Roblox	Zepeto	Struckd	KoGaMa	HiberWorld	Crey
Personal Profile	✓	✓	✓	✓	✓	✓	✓
Avatar Customization	✓	✓	✓	✓	✓	✗	✗
Chat & Groups	✓	✓	✓	✗	✓	✗	✓
Create In-Game Items	✓	✓	✓	✗	✗	✓	✓
Virtual Currency	✓	✓	✓	✓	✓	✗	✓
Create Games On Mobile	✓	✗	✗	✓	✓	✓	✓
Social Media Feed	✓	✗	✓	✗	✗	✗	✗

Competitive Advantage: Gameplay


MORE SOCIAL
LESS STORY DRIVEN
MORE STORY DRIVEN
LESS SOCIAL

Business Model

In-App Purchase, Subscription, Ads and Creator Economy

Creator Economy: Creators make digital goods and sell to other users inside the platform. Revenue is shared Gamestacy and Creators.


Buys Virtual Currency
with Real Money
Player
Artist
Paid for items
purchased
Level Designer
Paid according
to the time
spend in their
level

Player

Buys Digital Items with Virtual Currency

$

Gamestacy

Platform Fees

Go To Market Strategy

	Development	We are here Testing	Scaling
			
Product Roadmap	Core Gameplay Modules Social Network	App Vitals Retention Monetization	UGC Platform Liveops Personalized User Experience Multi-Platform Support
Growth Roadmap	Ads Creative	Cost Per Install (CPI) Lifetime Value (LTV)	UA at Scale

Defensibility

Strong Culture and Talent

We have a Strong Culture & Talent is primary defensibility relevant to gaming industry.

Intellectual Property

Patents Protecting In-Game Mechanics, Social Moderation System and Unique Novel Game Systems.

Network Effect

Influenzer is designed to be long-lasting and highly social. Gaming can have a massive fan following that doesn't fade away. Similar to Harry Potter, Star Wars, etc.

Development Cost Advantage

4-8 times lower cost to develop video games in India compared to U.S.A, Finland etc.

Strong Identity to Empowerment

Gamers strongly identify with quality games and gaming companies. Our Company has deep values towards inclusivity & diversity and creating high-quality games

Why are we the best team?



Danish Sinha, CEO

7 years experience in the mobile gaming industry.
Learned game development online from Michigan State and CalArts.

Successful built more than 20+ games. Previously Co-founded PakkaProfile, a VC backed startup.



Angelo, Mentor

Ex-Director of Game Design at Zynga

Ex-Creative Director at Games2Win



Roki, Mentor

CEO of TouchTen Games

Michigan University



Jon, Dev-Partner

CEO of Beamable

Top 30 people in Metaverse Design

Business Development

Apoorv – Growth Product Manager
Aranya – Content Writer

Development

Yogesh – Unity Developer
Vikas – Unity Developer

Art and Design

Ria – 2D & 3D Artist
Adelynn – Music Producer

Partnership

Google Games Accelerator
Jio

Abhishek Content Creator | Swarna Advisor | Tuhin Unity Developer | Bharath Game Tester | Gaurav Game Designer | Ankit Technical Artist | Newchip Acceletor | Beamable

Financial Model: 1st Year Revenue

	Average KPIs	Good KPIs	Great KPIs
ARPDAU	$0.05	$0.15	$0.25
CPI (LOW)	$0.75	$0.50	$0.25
CPI (HIGH)	$2.00	$1.50	$0.80
Revenue (1yr)	$1,412,602.68	$6,026,250.16	$19,497,021.93
Installs (1yr)	1,250,278	1,757,632	3,390,722
LTV (1yr)	$1.42	$4.25	$7.09
Platform Fees (15/30%)	$273,781	$1,657,875	$5,699,107
Total UA Spend (1yr)	$600,000	$600,000	$600,000
Net Profit (1yr)	$538,821.88	$3,768,375.11	$13,197,915.35
Complete FM Breakdown	Link 1	Link 2	Link 3

Definitions

ARPDAU	Average Revenue Per Daily Active User
CPI	Cost per install to acquire a use via paid advertising
LTV	The Life Time Value of a player over the defined period (avg amount a player will spend the entire time they play your game). LTV usually refers to "all" the revenue you'll ever collect from a player, but here we've bracketed it inside a number of days to help you understand progression to the ultimate value.

These are forward-looking projections that cannot be guaranteed.

Gaming Landscape (Public & Acquisitions)

Recently went Public

Company	Value
Roblox	$45 Billion
Playtika	$11.1 Billion

Recent Acquisition

Year 2020

ACQUIRER	TARGET	DEAL VALUE (USD)
Microsoft	Zenimax Studio	$8.1 Billion
Zynga	Peak	$1.8 Billion
Tencent	Leyou	$1.5 Billion
E.A.	Codemasters	$1.2 Billion
Macarthur Fortune Holding	Jagex	$530 Million

Year 2021

ACQUIRER	TARGET	DEAL VALUE (USD)
ByteDance	Moonton	$4 Billion
E.A.	Glu Mobile	$2.4 Billion
E.A.	Leyou	$1.4 Billion
Embracer Group	Gearbox Software	$1.3 Billion
Tencent	Sumo Group	$1.27 Billion

Downloads